                                 EXHIBIT 10 (s)
The Document Company
XEROX

Anne M. Mulcahy
Chairman and Chief Executive Officer

July 23, 2002

Mr. Carlos Pascual
7 Ridge Road
Weston, CT   06883

Dear Carlos:

This letter will summarize our understanding and agreement regarding your employment status. I appreciate your commitment to remain employed at Xerox Corporation ("Xerox" or the "Company"). I am counting on your continued support to help lead DMO during this turnaround period.

Below are details of your compensation arrangements. These arrangements are subject to approval by the Executive Compensation and Benefits Committee (ECBC) and your continued active employment through 12/31/2005, or an earlier date as determined by the Company:

* Consistent with the agreement between you and the Company dated 4/2/2001, we have directed Xerox Spain to move to "externalize" your Spanish pension in a manner consistent with proposed Spanish law requirements. For purposes of this agreement, "externalization" of the Spanish pension plans refers to actions taken by Xerox in Spain under Spanish legislation which results, inter alia, in the complete segregation of pension assets for the benefit of plan beneficiaries and the denial of any creditor access to such plan assets unless and until all plan liabilities are settled. You will sign documents as may be necessary to enable vesting at age 60 and benefits payments beginning at age 60. Your benefits will be based on your Notional Salary in Spanish Pesetas at the time of "externalization" updated by the Company's actuary with the general rules applied to the participants of the Xerox Spain Pension Fund.

* To the extent "externalization" results in an imposition of U.S. Tax to you, Xerox will indemnify you for the actual amount of such tax arising from the "externalization" of your Spanish pension for the period ending 12/31/2006. For purposes of this Agreement, "Tax" shall be: (i) the incremental amount of U.S. and state individual income taxes (including any penalties or interest) net of any foreign tax credit you actually receive in Spain or any other foreign jurisdiction for such Tax (ii) plus a gross-up amount in an amount that makes you economically whole on an after-tax basis. For the sake of clarity it is understood between the parties hereto that the Tax shall be calculated by comparing

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone 203.968.3553
Facsimile 203.968.3563

the Tax you would owe with the inclusion of your Spanish pension versus the Tax you would owe without inclusion of your Spanish pension. The calculation of Tax shall be made by tax advisors acceptable to the Company. You agree that you will cooperate with the Company and its advisors in order to determine the proper amount of Tax. Such cooperation shall include but not be limited to; providing Xerox with copies of all your relevant tax returns plus any relevant correspondence from the appropriate taxing jurisdictions and; instructing your advisors to cooperate with Xerox including sharing copies of all their relevant tax workpapers. You will be responsible for payment of taxes in Spain, or other jurisdictions. You will be responsible for any U.S. tax payments after 12/31/2006. Xerox shall have the right to contest any imposition with the Internal Revenue Service and/or the appropriate state taxing jurisdiction ("Contest"). Xerox shall control such Contest. No payment of Tax will be due until the conclusion of the Contest. You will, and you will instruct your tax advisors, to cooperate with Xerox in a Contest.

* If the Company ends your active employment earlier than 12/31/2005, you will be placed on salary continuance through 12/31/2005. Your monthly rate of salary paid during salary continuance will be equal to the greater of $35,416.67 per month or your monthly salary rate at the end of your active employment, for a maximum of 24 months ending on 12/31/2005. If the Company ends your active employment before 12/31/2003, the monthly amount paid to you during salary continuance will be reduced to limit the total salary continuance payments to the greater of $850,000 or 24 times your monthly salary rate at the end of your active employment.

* Following the completion of your active employment on or after 12/31/2003, the Company will provide relocation assistance per the terms of the Transferred Relocation policy, at a cost not to exceed $100,000. Your retirement will be effective 1/1/2006. You agree to waive any other severance benefits that you otherwise may be eligible to receive. If you cannot waive rights to any additional severance benefit, the amount of salary continuance shall be reduced by an amount equal to the other amounts payable. Required withholding taxes will be taken out of all such payments and reported on the appropriate Form W-2 or Form 1099.

* During salary continuation, you will remain as Chairman of Xerox Espana, S.A. at the discretion of the CEO of Xerox Corporation.

* Salary continuance will be conditioned upon your signing a General Release acceptable to the Company prior to the commencement of salary continuance.

* You agree that your awards under the New LEEP program granted effective on 1/1/2001 and 1/1/2002 will vest 100% on 1/1/2007 notwithstanding any other terms or provisions of the award. You agree that these awards will be forfeited in their entirety if the Company is required to make tax reimbursement and related payments in excess of the Value of the New LEEP awards as a result of U.S. taxation of your Spanish pension. If the tax reimbursement and related payments made by the Company are less than the Value of your New LEEP awards, you will continue to vest, per the terms of the awards, in that portion of the New LEEP awards that the Value exceeds the amount of tax reimbursement and related payments made by the Company. For purposes of this paragraph, Value means an amount equal to the sum of the following:

    -- Number of shares of restricted stock granted to you under the New LEEP program times the Fair Market Value of each share on 1/1/2007, or any earlier vesting date; and

    -- An amount equal to the total spread (the Fair Market Value of Xerox stock as of 1/1/2007, or any earlier vesting date, less the option Purchase Price) on the stock options awarded to you under the New LEEP program.

* Eligibility for future LEEP awards will be determined at the time of grant by the Chairman and CEO and will be subject to ECBC approval.

* Should you leave the Company's employment for any reason other than death or under circumstances which would give you the right to receive severance payments under the Severance Agreement between you and the Company dated as of October 15, 2000 prior to 12/31/2005:

    -- Unless the CEO authorizes (subject to ECBC approval) continuation of vesting in some or all LEEP awards granted 1/1/2001, 1/1/2002 and 1/1/2003, they will immediately cancel;

     -- You will not be eligible for any salary continuance or other termination benefits whatsoever;

    -- The Company's promise to reimburse you for any U.S. tax on your Spanish pension will immediately expire; and

    -- You will immediately reimburse the Company for any tax related payments made to you with respect to your Spanish pension.

This letter agreement supersedes and replaces the letter agreements dated December 21, 2000 and April 2, 2001 and is subject to ECBC approval.

Sincerely,

/s/ Anne
AMM/rls

c:       HJMotroni, PMNazemetz, RLStrahota

Agreed and Accepted

/s/ Carlos Pascual
Carlos Pascual

Date:  July 29, 2000